FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16
under the
Securities Exchange Act of 1934

For the month of January 2007

000-29880
(Commission File Number)

Virginia Mines Inc.
(Translation of registrant's name into English)

200-116 St-Pierre,
Quebec City, QC, Canada G1K 4A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc. (Registrant) Date: January 16, 2007 Form 6-K	By: Amélie Laliberté Name:Amélie Laliberté Title: Manager Investor Relations

EXHIBIT INDEX

Exhibit 1 Exhibit 2 Exhibit 3 Exhibit 4	Description Third Interim Financial Statements Management's Discussion and Analysis Modified Certification of Interim Fillings André Gaumond Modified Certification of Interim Fillings Gaétan Mercier